82-2142

invensys

BTRsec/RLS Admin/Letters/2002/0543

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

02060982

SUPPL

SEC MAIL PROCESSING
RECEIVED
DEC 04 2002
WASH. D.C. 155 SECTION

22 November 2002

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning the Invensys plc Interim Report being lodged with the UK Listing Authority.

Yours faithfully,

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

pp
Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino
Mr. M. Downing

dlw 1/10

"emailalert@hemscott.co.uk" <emailalert
21/11/2002 18:20

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Doc re. Interim Report

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:1455E
Invensys PLC
21 November 2002

INVENSYS PLC

DOCUMENTS LODGED WITH THE UK LISTING AUTHORITY

Invensys plc confirms that two copies of the Invensys plc Interim Report for the six months ended 30 September 2002 have been lodged with the UK Listing Authority in accordance with paragraphs 9.31 and 9.32 of the Listing Rules:

The document will be available to the public for inspection at the UK Listing Authority's Document Viewing Facility at:

The UK Listing Authority

25 The North Collonade

Canary Wharf

London E14 5HS

Name of contact and telephone number for queries: Victoria Scarth, Senior Vice President, Group Marketing & Communications 020 78213538.

Name of Company official responsible for making notification: Emma Sullivan, Assistant Secretary.

Date of notification: 21 November 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END

DOCILFITLVLLFIF